FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                           30 May 2003


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Director Shareholding sent to the London Stock Exchange on 30 May 2003.





                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1. Name of company
mmO2 plc

2. Name of director
David Chance
Stephen Hodge
Neelie Kroes
Ian Meakins
Paul Myners
Andrew Sukawaty

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary Acquisition - following application of quarter-end Non-Executive Directors' net fees for purchase of shares in the Company.

7. Number of shares / amount of stock acquired
David Chance                           3,364
Stephen Hodge                          4,335
Neelie Kroes                           9,310
Ian Meakins                            4,595
Paul Myners                            8,671
Andrew Sukawaty                       12,765

8. Percentage of issued class
De minimis

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security
Ordinary shares of 0.1p each

12. Price per share
GBP0.5875

13. Date of transaction
29 May 2003

14. Date company informed
29 May 2003

15. Total holding following this notification
David Chance                 3,364
Stephen Hodge               78,494
Neelie Kroes                36,839
Ian Meakins                 21,060
Paul Myners                236,991
Andrew Sukawaty             58,503

16. Total percentage holding of issued class following this notification De minimis

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries
Deborah Russell - 01753 628096

25. Name and signature of authorised company official responsible for making this notification
Deborah Russell

Date of Notification
29 May 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.







                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 30 May 2003                     By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary